Old Mission Markets LLC

Statement of Financial Condition
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17-a5(d)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N. Dearborn, 8th Floor
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erica Marquez Avitia 312-260-3044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Patrick Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE S MANOLAKOS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01MA6340169
MY COMMISSION EXPIRES 04/11/2024

Signature

Manager

Title

Notary Public 2/26/21 New York NY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member of Old Mission Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Old Mission Markets LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 1, 2021

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Old Mission Markets LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	150,644
Accounts receivable		9,282
Receivables from clearing brokers		1,903,405
Financial instruments		208,332,399
Other assets		23,605
Total assets	$	210,419,335

Liabilities and Member's Capital

Liabilities

Financial instuments sold, not yet purchased	$	168,179,273
Payable to clearing broker		9,573,160
Payables to affiliates		2,511,312
Accounts payable and accrued expenses		697,889
Total liabilities		180,961,634
Member's capital		29,457,701
Total liabilities and member's caital	$	210,419,335

See Notes to the Statement of Financial Condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Markets LLC, a Delaware limited liability company (the Company), is a registered broker-dealer engaged in firm trading on a proprietary basis for its own account and provides brokerage services to an affiliate. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA), with its office of operations located in Chicago, Illinois and New York, New York. Effective as of October 1, 2020, the Company became a wholly owned subsidiary of Old Mission Financial Services, LLC (Parent). The Parent was formed on May 6, 2020 and is a Delaware limited liability company which has elected to be classified as an association taxable as a corporation. Prior to October 1, 2020, the Company was wholly owned by Old Mission Group LLC (OMG), and OMG is the managing member of the Parent.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Due from Clearing Brokers: Receivables from clearing brokers consists of cash accounts, amounts borrowed on margin, amounts owed or collectible on unsettled transactions, dividends receivable or payable, and interest receivable or payable. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements. The Company's trades and contracts are cleared through a broker-dealer and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Revenue Recognition: The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers,* which establishes principals for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide services to its customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies its performance obligations. All arrangements involving the performance of services to customers are within the scope of the guidance.

The Company provides brokerage services to an affiliate. As compensation for these services, the affiliate pays the Company a monthly fee in an amount equal to the cost of the expenses incurred plus a markup in connection with providing the services.

Dividends and Interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company is a disregarded entity for tax purposes. The Company has adopted the provisions of Accounting Standards Update ("ASU") 2019-12, *Simplifying the Accounting for Income Taxes* which eliminates any requirement of the Parent to allocate the consolidated amount of the current and deferred tax expense to the Company. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent has elected to be classified as an association taxable as a corporation and does pay Federal and state income taxes on its taxable income.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns. Although the Company does not prepare a stand-alone tax provision, it estimates that the Company's effective tax rate would be similar to the rate charged to it by the Parent were a stand-alone tax provision prepared.

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2020, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities for the current and prior three years. There are currently no audits for any tax periods in progress.

Foreign Taxes: The Company pays stamp tax on trading activity as well as withholding taxes on certain income to other countries. The taxes are translated to U.S. dollars at average exchange rates throughout the year.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker -dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

Foreign Currencies: Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 1.   Description of Business and Summary of Significant Accounting Policies (Continued)

Measurement of Credit Losses on Financial Instruments: In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP.

The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as receivables from broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

Note 2.   Receivables from and Payables to Clearing Brokers

Receivable from and payables to clearing brokers at December 31, 2020, consists of the following:

	Receivables		**Payables**
Cash	$ 2,471,199	$	(9,566,351)
Contracts for difference	(568,667)		-
Dividend receivable	873		-
Dividend payable	-		(1,144)
Interest payable	-		(5,665)
Total	$ 1,903,405	$	(9,573,160)

Securities owned, cash and financial instruments held at the Company's clearing broker collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition**.**

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of equity securities not traded on a national exchange, or reported on the NASDAQ national market, is based on the price from the closing mark from the exchange the security last traded on. If the security is untraded the closing price is set to the bid. These financial instruments are classified as Level 1 in the fair value hierarchy.

Contracts for differences are traded on the OTC market. The fair value of contracts for differences is derived by taking the difference between the quoted price of the underlying security and the contract price. Contracts for differences are generally categorized in Level 2 of the fair value hierarchy.

During the course of the year, the Company had foreign currencies receivable from or payable to its clearing broker. Their values were based using third party observable data and are categorized in Level 1 in the fair value hierarchy.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2020, using the fair value hierarchy:

	Total	Level 1	Level 2
Assets			
Financial instruments owned:			
Equity securities	$ 208,332,399	$ 208,332,399	$ -
Receivables from clearing brokers			
Contracts for difference	(568,667)	-	(568,667)
Total assets at fair value	$ 207,763,732	$ 208,332,399	$ (568,667)
Liabilities			
Financial instruments sold, not yet purchased			
Equity securities	$ 168,179,273	$ 168,179,273	$ -
Total liabilities at fair value	$ 168,179,273	$ 168,179,273	$ -

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event of change in circumstances that caused the transfer.

The Company had no transfers during the year. The Company had no Level 3 assets or liabilities at December 31, 2020.

Substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

Note 4.   Financial Instruments

Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for contracts for difference, are based on quoted market prices. Fair values of contracts for difference as of December 31, 2020 were $(568,667) and are included in receivables from clearing brokers on the statement of financial condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 4. Financial Instruments (Continued)

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2020. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Equity prices		
Contract for difference	$ 134,689	$ (703,356)

The Company is required to disclose information about certain derivative instruments that are eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement.

The following table provides disclosure regarding the potential effect of offsetting of derivative liabilities presented in the statement of financial condition.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not		Net Amount
				Financial Instruments	Collateral Received / Pledged	
Assets						
Derivative						
Contracts for difference [1]	$ 134,689	$ (134,689)	$ -	$ -	$ -	$ -
Liabilities						
Derivative						
Contracts for difference [1]	$ 703,356	$ (134,689)	$ 568,667	$ -	$ -	$ 568,667

Location on the statement of financial condition
(1) Receivables from clearing brokers

Note 5. Summary of Off-Balance Sheet Risks

Margin: The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Note 5.   Summary of Off-Balance Sheet Risks (Continued)

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash: The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Contracts for Difference: The Company enters into contracts for differences arrangements with broker-dealers. Contracts for differences arrangements involve an agreement by the Company and a counterparty to exchange the difference between the opening and closing price of the position underlying the contract, which is generally an equity security. Therefore, amounts required for the future satisfaction of the contracts for differences may be greater or less than the amount recorded.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Note 6.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7.   Related-Party Transactions

The Company has entered into an expense sharing arrangement with Old Mission Capital LLC ("OMC"). Under the agreement OMC pays all monthly expenses and is subsequently reimbursed by the Company. In addition, the Company has entered into a services agreement with OMC. Under this arrangement the Company has agreed to charge a monthly fee to OMC for certain brokerage services which may include trade introduction, management consultation, and counterparty relationship management. As of December 31, 2020, there is a current payable of $1,724,938 between the Company and OMC. This amount is included in payables to affiliates on the statement of financial condition.

The Company has entered into a computer leasing and related services agreement with Old Mission Hardware LLC. As of December 31, 2020 there is a current payable of $44,329 between the Company and Old Mission Hardware LLC. This amount is included in payables to affiliates on the statement of financial condition.

Old Mission Markets LLC

Notes to Statement of Financial Condition

Note 7.   Related-Party Transactions (Continued)

As stated in Note 1, the Company has a tax sharing agreement with the Parent whereby the Company reimburses the Parent an estimated amount for federal, state, and local income taxes. As of December 31, 2020, there is a current payable of $738,990 between the Company and the Parent. This amount is included in payables to affiliates on the statement of financial condition.

As of December 31, 2020, the Company has a related-party payable of $3,055 with another affiliated company for reimbursement of certain expenses paid by the affiliate. This amount is included in payables to affiliates on the statement of financial condition.

Note 8.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in market maker activities which, as provided by the Rule, require the Company to maintain minimum net capital equal to $2,500 for each security over $5 and $1,000 for each security under $5 in which it makes a market with a limit of $1,000,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2020, the Company had net capital of $14,941,452, which was $13,941,452 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 21.48 percent.

Note 9.   Subsequent Events

Management has evaluated all known subsequent events from December 31, 2020, to the date the accompanying financial statements were issued.